

February 11, 2014

Via E-mail
George Gemayel
President
Greenkraft, Inc.
2530 S. Birch Street
Santa Ana, CA  92707

> **Re:    Greenkraft, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed January 29, 2014**
> **File No. 000-53047**

Dear Mr. Gemayel:

We have reviewed your responses to the comments in our letter dated January 6, 2014 and have the following additional comments.  All page numbers below correspond to the marked version of your filing.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

1.  We note your response to our prior comment 2 and reissue in part.  We note your disclosure in the first paragraph and the first bullet point thereunder that you acquired 100% of Greenkraft's issued and outstanding equity in exchange for 41,500,000 shares of your common stock valued at $100,000,000.  We also note that Greenkraft's revenue for the year ended December 31, 2012 was $236,011 and for the nine months ended September 30, 2013 was $1,924,317.  Please tell us the formula or principle followed in determining the amount of such consideration.  For guidance, please refer to Item 2.01(d) of Form 8-K.  In your response, please explain such valuation and provide us with any management internal forecasts and EBITDA projections which support the above referenced valuation.

The Business of Greenkraft, page 4

Greenkraft's Principal Products and Services, page 6

2.  We note your response to our prior comment 4 and reissue in part.  Consistent with your response to us, please revise page 4 and here to clarify that no components are manufactured in-house.  We note your disclosure throughout this section tends to indicate that you manufacture the fuel systems.  In this regard, we note the language "its CNG

fuel systems" and "its 2013 and 2014 dedicated-compressed natural gas fuel systems." Please revise this section to clarify that you do not manufacture the fuel systems and clarify who supplies such systems or the various components of such systems for inclusion in your vehicles.

3. We note the disclosure on page 6 regarding your current customers and that you have had discussions with other dealers throughout the United States who you intend to enter into formal relationships with upon the completion and assembly of the additional trucks. Please balance the disclosure to clarify that you cannot guarantee that you will enter into additional contracts or formal relationships with your current customers and additional dealers.

Item 1A.  Risk Factors, page 10

We may need or want to raise additional funds, page 11

4. We note your response to our prior comment 17 and reissue.  Please revise this risk factor to quantify the estimated amount of capital necessary to implement your business plan over the next 12 months.

We could become subject to product liability claims, page 12

5. Please advise how your products and services use hydrogen.  To the extent hydrogen is not used in your products or services, please delete the references in this risk factor and in the first risk factor on page 13 and narrowly tailor the two respective risk factors to discuss how you may be affected by product liability claims.

Management's Discussion and Analysis of Financial Condition, page 19

Pacific Premier Credit Facility, page 22

6. We note your disclosure in the third risk factor on page 16 that for the fiscal period ended September 30, 2013 you were not in compliance with certain covenants under the Pacific Premier credit facility.  Please revise this section to disclose the financial covenants that you need to maintain and indicate your compliance with such covenants as of the end of the referenced period.

You may contact Amy Geddes at (202) 551-3304 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters.  Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc:     Via E-mail
        Greg Carney, Esq.